

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

September 27, 2017

<u>Via E-mail</u>
Ms. Christine Marchand
Chief Financial Officer
Golden Grain Energy, LLC
1822 43rd Street SW
Mason City, Iowa 50401

     RE: Golden Grain Energy, LLC
              Form 10-K for the Year Ended October 31, 2016
              Filed December 29, 2016
              File No. 0-51177

Dear Ms. Marchand:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction